REGISTRATION NO. 333-80105
                                                                    CIK# 910952

===============================================================================

                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                        ----------------------
                           AMENDMENT NO. 1
                                  TO
                        REGISTRATION STATEMENT
                                  ON
                               FORM S-6
                        ----------------------
              FOR REGISTRATION UNDER THE SECURITIES ACT
               OF 1933 OF SECURITIES OF UNIT INVESTMENT
                  TRUSTS REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:
               RANSON UNIT INVESTMENT TRUSTS, SERIES 83

B.  NAME OF DEPOSITOR:
                     RANSON & ASSOCIATES, INC.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
                     Ranson & Associates, Inc.
                  250 North Rock Road, Suite 150
                    Wichita, Kansas  67206-2241

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                    Copy to:
        ALEX R. MEITZNER                         MARK J. KNEEDY
     Ranson & Associates, Inc.               c/o Chapman and Cutler
  250 North Rock Road, Suite 150             111 West Monroe Street
    Wichita, Kansas  67206-2241             Chicago, Illinois  60603

E.  TITLE OF SECURITIES BEING REGISTERED:  Units of Beneficial Interest

E.  APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
           As soon as practicable after the effective date
                   of the Registration Statement.
 _
|X| Check box if it is proposed that this filing will become effective at 2:00 P.M. on June 23, 1999 pursuant to paragraph (b) of Rule 487.

===============================================================================
     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    RANSON UNIT INVESTMENT TRUSTS, SERIES 83

GNMA PORTFOLIO, SERIES 12
U.S. TREASURY PORTFOLIO, SERIES 21

GNMA PORTFOLIO, SERIES 12 seeks to provide current income and principal payments while also preserving capital. This trust invests in a portfolio of mortgage-backed securities. All payments of principal and interest on these securities are guaranteed by the Government National Mortgage Association (GNMA).

U.S. TREASURY PORTFOLIO, SERIES 21 seeks to provide income while also preserving capital. This trust invests in a portfolio of U.S. Treasury securities. The full faith and credit of the United States government backs these securities.









                Units are not deposits or obligations of any bank
                  or government agency and are not guaranteed.

       You should read this prospectus and retain it for future reference.

                                  June 23, 1999

             The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy of this prospectus.
               Any contrary representation is a criminal offense.

RANSON UNIT INVESTMENT TRUSTS, SERIES 83

ESSENTIAL INFORMATION
AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT
SPONSOR AND EVALUATOR:  RANSON & ASSOCIATES, INC.
              TRUSTEE:  THE BANK OF NEW YORK

                                                                        GNMA       U.S. Treasury
                                                                      Portfolio      Portfolio
                                                                      Series 12      Series 21
                                                                      ----------   -------------
Cusip                                                                 753269141      753269158
Public Offering Price per Unit (1)(2)                                 $  10.080      $  10.074
Principal Amount of Securities per Unit                               $  10.000      $  10.000
Estimated Current Return based on Public Offering Price (3)(4)(5)          6.77%          5.56%
Estimated Long-Term Return (3)(4)(5)                                       6.50%          5.48%
Principal Amount of Securities                                        $ 160,000      $ 500,000
Number of Units                                                          16,000         50,000
Fractional Undivided Interest per Unit                                 1/16,000       1/50,000
Calculation of Public Offering Price:
  Aggregate Offering Price of Securities                              $ 154,919      $ 493,887
  Aggregate Offering Price of Securities per Unit                     $   9.682      $   9.878
  Plus Sales Charge per Unit (6)                                      $    .399      $    .196
  Public Offering Price per Unit (1)(2)                               $  10.081      $  10.074
Redemption Price per Unit                                             $   9.682      $   9.878
Calculation of Estimated Net Annual Interest Income per Unit(11):
  Estimated Annual Interest                                                6.97%     $  .58875
  Less:  Estimated Annual Expense                                           .20%     $  .02830
  Estimated Net Annual Interest Income                                     6.77%     $  .56045
Estimated Daily Rate of Net Interest Accrual per Unit                      -         $  .00156
Type of GNMA Securities                                                Long Term          -
Estimated Average Life of GNMA Securities                               8.2 yrs.          -
Minimum Principal Value of the Trust under which
   Trust Agreement may be terminated (7)                                     40%     $ 200,000

Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of business of the Sponsor (currently 3:15 p.m. Central Time) (the "Evaluation Time") next following receipt of an order for a sale or purchase of Units or receipt by the Trustee of Units tendered for redemption.

ESSENTIAL INFORMATION-(CONTINUED)

                                                                        GNMA       U.S. Treasury
                                                                      Portfolio      Portfolio
                                                                      Series 12      Series 21
                                                                      ----------   -------------
Trustee's Annual Fee per $1,000 principal amount of Securities (8)    $     .86      $    1.28
Estimated Annual Organizational Expenses per Unit (10)                $    .005      $    .010

Interest Payments (9):
  First Payment per Unit, representing 3 days                         $  .00568      $  .00467
  Estimated Normal Monthly Distribution per Unit                          -          $  .04670
  Estimated Normal Annual Distribution per Unit                           -          $  .56045

Sales Charge (6):
  As a percentage of Public Offering Price per Unit                       3.950%         1.950%
  As a percentage of net amount invested                                  4.108%         1.984%

Date of Trust Agreement                 June 23, 1999
First Settlement Date                   June 28, 1999
Mandatory Termination Date              July 1, 2032
Evaluator's Annual Evaluation Fee-
  GNMA Portfolio                        Maximum of $.20 per $1,000 Principal Amount of Securities
Sponsor's Annual Surveillance Fee-
  GNMA Portfolio                        Maximum of $0.25 per $1,000 Principal Amount of Securities
Evaluator's Annual Evaluation Fee-
  U.S. Treasury Portfolio               Maximum of $0.10 per $1,000 Principal Amount of Securities
Sponsor's Annual Surveillance Fee-
  U.S. Treasury Portfolio               Maximum of $0.15 per $1,000 Principal Amount of Securities

(1)Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price.
(2)Many unit investment trusts issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Initial Date of Deposit a Principal Amount of Securities per Unit of $10.
(3)The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge.
(4)The Estimated Current Returns are calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the accrued interest; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirement dates of all of the Securities in the applicable Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirement dates of the Securities and expenses of each Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Returns reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only net annual interest income and Public Offering Price.
(5)This figure is based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows to Unitholders for the Trusts are either set forth under "Estimated Cash Flows to Unitholders" for each Trust or are available upon request at no charge from the Sponsor.
(6)Transactions subject to quantity discounts will have reduced sales charges, thereby reducing all percentages in the table.
(7)The minimum principal value of each Trust (other than a Tax-Exempt
   Portfolio) under which the Trust Agreement may be terminated is 40% of the total aggregate principal amount of securities deposited in each such Trust during the primary offering period. The minimum principal value of each Tax-Exempt Portfolio under which the Trust Agreement may be terminated is 20% of the initial aggregate principal amount of securities deposited in such Trust.
(8)See "General Information-Expenses of the Trusts."
(9)Unitholders will receive interest distributions monthly. The Record Date is the first day of the month, commencing July 1, 1999, and the distribution date is the fifteenth day of the month, commencing July 15, 1999.
(10)Each Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the portfolio and the initial fees and expenses of the Trustee, but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. It is intended that total organizational expenses will be amortized over a five year period or the life of the related Trust if less than five years. See "General Information-Expenses of the Trusts" and "Statements of Financial Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.
(11)Estimated annual interest amounts are expressed as percentages for the GNMA Portfolios due to the prepayment risk associated with GNMA Securities. See "The Trust Funds" and "General Information-Interest, Estimated Long-Term Return and Estimated Current Return."

THE TRUST FUNDS

Ranson Unit Investment Trusts, Series 83 includes the following separate unit investment trusts created by the Sponsor under the name Ranson Unit Investment
Trusts: "GNMA Portfolio, Series 12" and "U.S. Treasury Portfolio, Series 21". Each of the Trust Funds is separate and is designated by a different series number. Each of the Trust Funds was created under the laws of the State of New York pursuant to a trust indenture dated the Initial Date of Deposit (the "Trust Agreements") between Ranson & Associates, Inc. (the "Sponsor" and "Evaluator") and The Bank of New York (the "Trustee").*

The GNMA Portfolio was formed for the purpose of obtaining safety of capital and current monthly distributions of interest and principal through investment in a portfolio primarily consisting of mortgage-backed securities of the modified pass-through type on which all payments of principal and interest are fully guaranteed by the GNMA. The full faith and credit of the United States is pledged to the payment of the Securities in the GNMA Portfolio but the Units themselves are not backed by such full faith and credit.

The U.S. Treasury Portfolio was formed for the purpose of providing safety of capital and investment flexibility through an investment in a portfolio of U.S. Treasury Obligations that are backed by the full faith and credit of the United States government. The U.S. Treasury Portfolio was also formed for the purpose of providing protection against changes in interest rates and also passing through to Unitholders in all states the exemption from state personal income taxes afforded to direct owners of U.S. obligations. The value of the Units, the estimated current return and the estimated long-term return to new purchasers will fluctuate with the value of the Securities in the portfolio which will generally decrease or increase inversely with changes in interest rates.

There is, of course, no guarantee that the Trust Funds' objectives will be achieved.

As used herein, the terms "Securities" and "Bonds" mean the obligations initially deposited in the Trusts described under "Portfolio" for each Trust (including all contracts to purchase such obligations accompanied by an irrevocable letter of credit sufficient to perform such contracts initially deposited in the Trusts) and any additional obligations deposited in the Trusts following the Initial Date of Deposit. "Portfolio Obligations" means the obligations (and contracts for the purchase thereof) included in the GNMA Portfolio. As used herein, the term "U.S. Treasury Obligations" means the obligations (and contracts) included in the U.S. Treasury Portfolio.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee that aggregate principal amount of Securities or contracts for the purchase thereof for deposit in the Trust Funds as set forth under "Essential Information." Of such principal amount, the amount specified in "Essential Information" was deposited in each Trust. In exchange for the Securities so deposited, the Trustee delivered to the Sponsor documentation evidencing the ownership of that number of Units for each Trust as indicated under "Essential Information." Each Trust initially consists of delivery statements (i.e., contracts) to purchase obligations. The Sponsor has a limited right of substitution for such Securities in the event of a failed contract. See "General Information-Trust Information."

Additional Units of each Trust may be issued from time to time following the Initial Date of Deposit by depositing in the Trust additional Securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by a Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the

--------------------
* Reference is made to the Trust Agreements, and any statements contained herein are qualified in their entirety by the provisions of the Trust Agreements.

Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in principal amounts which will maintain the same original percentage relationship among the principal amounts of the Securities in such Trust established by the initial deposit of the Securities. Thus, although additional Units will be issued, each Unit will continue to represent the same principal amount of each Security, and the percentage relationship among the principal amount of each
Security in the related Trust will remain the same.   If the Sponsor deposits
cash to purchase additional Securities exiting and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay any associated brokerage fees. To minimize this effect, the Trust will attempt to purchase the Securities as close to the evaluation time or as close to the evaluation prices as possible.

Each Unit initially offered represents that undivided interest in the appropriate Trust indicated under "Essential Information." To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

An investment in Units of a Trust Fund should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail, including the risk that the value of the portfolio and hence of the Units will decline with increases in interest rates. The value of the underlying Securities will fluctuate inversely with changes in interest rates. The uncertain economic conditions of recent years, together with the fiscal measures adopted to attempt to deal with them, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally and long-term obligations in particular. The Sponsor cannot predict the degree to which such fluctuations will continue in the future.

THE GNMA PORTFOLIO


THE TRUST PORTFOLIO

The purpose and objective of GNMA Portfolio Series 12 is to provide investors with an appropriate vehicle to obtain safety of capital and monthly distributions of interest and principal through investment in a fixed portfolio primarily consisting of Ginnie Maes backed by the full faith and credit of the United States.

In selecting Securities for deposit in the GNMA Portfolio, the Sponsor considered the following factors, among others: (i) the types of such obligations available; (ii) the prices and yields of such obligations relative to other comparable obligations, including the extent to which such obligations are traded at a premium or at a discount from par; and (iii) the maturities of such obligations.

Because regular payments of principal are to be received and certain of the Securities from time to time may be redeemed or will mature in accordance with their terms or may be sold under certain circumstances described herein, the Trust might not retain its present size and composition.




GNMA PORTFOLIO SERIES 12 PORTFOLIO
AS OF THE INITIAL DATE OF DEPOSIT: JUNE 23, 1999

         Government National Mortgage Association, Modified Pass-Through
                           Mortgage-Backed Securities*

                                                                     Range of        Cost of
  Face                                                                Stated       Securities
 Amount                   Issuer                        Coupon     Maturities(1)   to Trust(2)
----------------------------------------------------------------------------------------------
$150,000    Government National Mortgage Association     7.50%     2029 to 2031     $151,922
  10,000    U.S. Treasury Strip (3)                      0.00%     May 15, 2018        2,997
--------                                                                            --------
$160,000                                                                            $154,919
========                                                                            ========

--------------------
See "Notes to Portfolio."

NOTES TO PORTFOLIO

(1) The principal amount of Securities listed as having the range of maturities shown is an aggregate of individual Securities having varying ranges of maturities within that shown. They are listed as one category of Securities with a single range of maturities because of current market conditions that accord no difference in price among the Securities grouped together on the basis of the difference in their maturity ranges. At some time in the future, however, the difference in maturity ranges could affect the market value of the individual Securities.


                                        7

(2) Some Securities may be represented by contracts to purchase such Securities. During the initial offering period, evaluations of Securities are made on the basis of current offering side evaluations of the Securities. The aggregate offering price is greater than the aggregate bid price of the Securities, which is the basis on which Redemption Prices will be determined for purposes of redemption of Units after the initial offering period. Other information regarding the Securities in the Trusts, at the opening of business on the Initial Date of Deposit, is as follows:

                                                     GNMA
                                                  Portfolio
                                                  Series 12
                                                  ---------
    Cost of Securities to Sponsor                 $ 154,359
    Profit or (Loss) to Sponsor                   $     560
    Annual Interest Income to Trust               $  11,250
    Bid Side Value of Securities                  $ 154,731

(3) This Security has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Securities which pay no interest are normally described as "zero coupon" Securities. Over the life of Securities purchased at a deep discount the value of such Securities will increase such that upon maturity the holders of such securities will receive 100% of the principal amount thereof.

* In addition to the information as to the GNMA modified pass-through mortgage-backed Securities set forth under "Portfolios," the Trustee will furnish Unitholders a statement listing the name of issuer, pool number, interest rate, maturity date and principal amount for each such Security in the portfolio upon written request.

GNMA SECURITIES

The Trust is a unit investment trust whose objectives are to obtain safety of capital and to provide current monthly distributions of interest and principal through investment in a fixed portfolio initially consisting primarily of contracts to purchase taxable mortgage-backed securities of the modified pass-through type, including so-called "Ginnie Mae II's," which involve larger pools of mortgages and which have a central paying agent, fully guaranteed as to principal and interest by the Government National Mortgage Association ("GNMA"). All of the Ginnie Maes consist of pools of long term mortgages on 1- to 4-family dwellings. Your Trust may also include zero coupon U.S. Treasury Obligations.

An investment in Units of a Trust should be made with an understanding of an investment in fixed rate long term debt obligations, including the risk that the value of the portfolio and hence of the Units will decline with increases in interest rates. The value of the underlying Securities will fluctuate inversely with changes in interest rates. In addition, the potential for appreciation of the underlying Securities, which might otherwise be expected to occur as a result of a decline in interest rates, may be limited or negated by increased principal prepayments in respect of the underlying mortgages. The high inflation of prior years, together with the fiscal measures adopted to attempt to deal with it, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate long term debt obligations generally. The Sponsor cannot predict whether such fluctuations will continue in the future.

The Securities were chosen in part on the basis of their respective stated maturity dates. The ranges of maturity dates of each of the Securities are shown on the "Portfolio." The stated mandatory termination date of the GNMA Portfolio is set forth under "Essential Information. Your Trust may be appropriate for investors who desire to participate in a portfolio of taxable fixed income securities offering the safety of capital provided by securities backed by the full faith and credit of the United States but who do not wish to invest the minimum amount which is required for a direct investment in GNMA guaranteed securities.

Each group of Ginnie Maes described herein as having a specified range of maturities includes individual mortgage-backed securities which have varying ranges of maturities within each range specified under "Essential Information." Each such group of Ginnie Maes is described as one category of securities because current market conditions accord no difference in price among the individual Ginnie Mae securities within such group on the basis of the difference in the maturity dates of each Ginnie Mae. As long as this market condition prevails, a purchase of Ginnie Maes with the same coupon rate and a maturity date within the range mentioned above will be considered an acquisition of the same Security. In the future, however, the difference in maturity ranges could affect the market value of the individual Ginnie Maes. At such time, any additional purchases by your Trust will take into account the maturities of the individual Securities.

The mortgages underlying a Ginnie Mae may be prepaid at any time without penalty. A lower or higher return on Units may occur depending on whether the price at which the respective Ginnie Maes were acquired by your Trust is lower or higher than par (which represents the price at which such Ginnie Maes will be redeemed upon prepayment). Redemption of premium Ginnie Maes at par pursuant to prepayments of mortgages will operate to lower the current return on Units of such Series outstanding at that time since premium Ginnie Maes normally carry higher interest coupons than par or discount Ginnie Maes. If mortgage rates decline in the future, such prepayments may occur with increasing frequency because, among other reasons, mortgagors may be able to refinance their outstanding mortgages at lower interest rates.

Set forth below is a brief description of the current method of origination of Ginnie Maes; the nature of such securities, including the guaranty of GNMA; the basis of selection and acquisition of the Ginnie Maes; and the expected life of the Ginnie Maes and of the Trust. The "Portfolio" contains information concerning the coupon rate and range of stated maturities of the Ginnie Maes.

Origination. The Ginnie Maes are backed by the indebtedness secured by underlying mortgage pools of long-term mortgages on 1- to 4-family dwellings. The pool of mortgages which is to underlie a particular new issue of Ginnie Maes is assembled by the proposed issuer of such Ginnie Maes. The issuer is typically a mortgage banking firm, and in every instance must be a mortgagee approved by and in good standing with the Federal Housing Administration ("FHA"). In addition, GNMA imposes its own criteria on the eligibility of issuers, including a net worth requirement.
The mortgages which are to comprise a new Ginnie Mae pool may have been originated by the issuer itself in its capacity as a mortgage lender or may be acquired by the issuer from a third party. Such third party may be another mortgage banker, a banking institution, the Veterans Administration ("VA") (which in certain instances acts as a direct lender and thus originates its own mortgages) or one of several governmental agencies. All mortgages in any given pool will be insured under the National Housing Act, as amended ("FHA-insured") or Title V of the Housing Act of 1949 ("FMHA-insured") or guaranteed under the Servicemen's Readjustment Act of 1944, as amended, or Chapter 37 of Title 38, U.S.C. ("VA guaranteed"). Such mortgages will have a date for the first scheduled monthly payment of principal that is not more than one year prior to the date on which GNMA issues its guaranty commitment as described below, will have comparable interest rates and maturity dates, and will meet additional criteria of GNMA. All mortgages in the pools backing the Ginnie Maes are mortgages on 1- to 4-family dwellings. In general, the mortgages in these pools provide for monthly payments over the life of the mortgage (aside from prepayments) designed to repay the principal of the mortgage over such period, together with interest at the fixed rate of the unpaid balance.

To obtain GNMA approval of a new pool of mortgages, the issuer will file with GNMA an application containing information concerning itself, describing generally the pooled mortgages, and requesting that GNMA approve the issue and issue its commitment (subject to GNMA's satisfaction with the mortgage documents and other relevant documentation) to guarantee the timely payment of principal of and interest on the Ginnie Maes to be issued by the issuer. If the application is in order, GNMA will issue its commitment and will assign a GNMA pool number to the pool. Upon completion of the required documentation (including detained information as to the underlying mortgages, a custodial agreement with a Federal or state regulated financial institution satisfactory to GNMA pursuant to which the underlying mortgages will be held in safekeeping, and a detailed guaranty agreement between GNMA and the issuer) the issuance of the Ginnie Maes is permitted. When the Ginnie Maes are issued, GNMA will endorse its guaranty thereon. The aggregate principal amount of Ginnie Maes issued will be equal to the then aggregate unpaid principal balances of the pooled mortgages. The interest rate borne by the Ginnie Maes is currently fixed at 1/2 of 1% below the interest rate of the Pooled 1 - to 4-family mortgages, the differential being applied to the payment of servicing and custodial charges as well as GNMA's guaranty fee.

Ginnie Mae II's consist of jumbo pools of mortgages consisting of pools of mortgages from more than one issuer. The major advantage of Ginnie Mae II's lies in the fact that a central paying agent sends one check to the holder on the required payment date. This greatly simplifies the current procedure of collecting distributions from each issuer of a Ginnie Mae, since such distributions are often received late.

Nature of Ginnie Maes and GNMA Guaranty. All of the Ginnie Maes, including the Ginnie Mae II's, are of the "modified pass-through" type, i.e., they provide for timely monthly payments to the registered holders thereof of a pro rata share of the scheduled principal payments on the underlying mortgages, whether or not collected by the issuers. Such monthly payments will also include, on a pro rata basis, any prepayments of principal of such mortgages received and interest (net of the servicing and other charges described above) on the aggregate unpaid principal balance of such Ginnie Maes, whether or not the interest on the underlying mortgages has been collected by the issuers.

The Ginnie Maes are guaranteed as to timely payment of principal and interest by GNMA. Funds received by the issuers on account of the mortgages backing the Ginnie Maes are intended to be sufficient to make the required payments of principal of and interest on such Ginnie Maes but, if such funds are insufficient for that purpose, the guaranty agreements between the issuers and GNMA require the issuers to make advances sufficient for such payments. If the issuers fail to make such payments, GNMA will do so.

GNMA is authorized by Section 306(g) of Title III of the National Housing Act to guarantee the timely payment of principal of and interest on securities which are based on or backed by a trust for pool composed of mortgages insured by FHA, the Farmers' Home Administration ("FMHA") or guaranteed by the VA. Section 306(g) provides further that the full faith and credit of the United States is pledged to the payment of all amounts which may be required to be paid under any guaranty under such subsection. An opinion of an Assistant Attorney General of the United States, dated December 9, 1969, states that such guaranties "constitute general obligations of the United States backed by its full faith and credit."* GNMA is empowered to borrow from the United States Treasury to the extent necessary to make any payments of principal and interest required under such guaranties. Ginnie Maes are backed by the aggregate indebtedness secured by the underlying FHA-insured, FMHA-insured or VA-guaranteed mortgages and, except to the extent of funds received by the issuers on account of such mortgages, Ginnie Maes do not constitute a liability of nor evidence any recourse against such issuers, but recourse thereon is solely against GNMA. Holders of Ginnie Maes (such as the Trusts) have no security interest in or lien on the underlying mortgages.

--------------------
* Any statement in this Prospectus that a particular Security is backed by the full faith and credit of the United States is based upon the opinion of an Assistant Attorney General of the United States and should be so construed.

The GNMA guaranties referred to herein relate only to payment of principal of and interest on the Ginnie Maes in the portfolio and not the Units offered hereby.

Life of the Securities and of the Trust. Monthly payments of principal will be made, and additional prepayments of principal may be made, to the Trust in respect of the mortgages underlying the Ginnie Maes in your Trust. All of the mortgages in the pools relating to the Ginnie Maes are subject to prepayment without any significant premium or penalty at the option of the mortgagors. It has been the experience of the mortgage industry that the average life of mortgages comparable to those contained in your Trust, owing to prepayments, refinancings and payments from foreclosures is considerably less than the stated maturity set forth in "Essential Information."

In the mid 1970's, published tables for Ginnie Maes utilized a 12 year average life assumption for Ginnie Mae pools of 26-30 year mortgages on 1- to 4-family dwellings. This assumption was derived from the FHA experience relating to prepayments on such mortgages during the period from the mid 1950's to the mid 1970's. This 12 year average life assumption was calculated in respect of a period during which mortgage lending rates were fairly stable. That assumption is probably no longer an accurate measure of the life of Ginnie Maes or their underlying single family mortgage pools. However, yield tables may still utilize the 12 year average life assumption and Ginnie Maes may continue to be traded based on this assumption. Recently it has been observed that mortgages issued at high interest rates have experienced accelerated prepayment rates which would indicate a shorter average life than 12 years.

A number of factors, including homeowner's mobility, change in family size and mortgage market interest rates will affect the average life of the Ginnie Maes. For example, Ginnie Maes issued during a period of high interest rates will be backed by a pool of mortgage loans bearing similarly high rates. In general, during a period of declining interest rates, new mortgage loans with interest rates lower than those charged during periods of high rates will become available. To the extent a homeowner has an outstanding mortgage with a high rate, he may refinance his mortgage at a lower interest rate or he may rapidly repay his old mortgage. Should this happen, a Ginnie Mae issued with a high interest rate may experience a rapid prepayment of principal as the underlying mortgage loans prepay in whole or in part. Accordingly, there can be no assurance that the prepayment levels which will be actually realized will conform to the experience of the FHA, other mortgage lenders or other Ginnie Mae investors. It is not possible to meaningfully predict prepayment levels regarding the Ginnie Maes. Therefore, the termination of your Trust might be accelerated as a result of prepayments made as described herein.

FEDERAL TAX STATUS

In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:

Each Trust is an association taxable as a corporation under the Internal Revenue Code of 1986, as amended (the Code') and intends to qualify on a continuous basis for and elect tax treatment as a regulated investment company" under the Code. If a Trust so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i.e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent a Trust timely distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." Each Trust intends to timely distribute its taxable income (including any net capital gains) to avoid the imposition of federal income tax or the excise tax. Distributions of the entire net investment income of each Trust are required by the Indenture.

Each Trust intends to file its federal income tax return on a calendar year basis. In any taxable year of a Trust, the distributions of its income, other than distributions which are designated as capital gains dividends, will, to the extent of the earnings and profits of such Trust, constitute dividends for Federal income tax purposes which are taxable as ordinary income to Unitholders. To the extent that the distributions to a Unitholder in any year exceed a Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unitholder's basis in his Units, and to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below. Distributions from each Trust will not be eligible for the 70% dividends received deduction for corporations. Although distributions generally will be treated as distributed when paid, distributions declared in October, November or December, payable to Unitholders of record on a specified date in one of those months and paid during January of the following year will be treated as having been distributed by each Trust (and received by the Unitholders) on December 31 of the year such distributions are declared.

Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by a Trust as long as the Units of such Trust are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units of a Trust are held by fewer than 500 persons, additional taxable income may be realized by the individual Unitholders in excess of the distributions received from such Trust.

Distributions of a Trust's net capital gain which a Trust properly designates as capital gain dividends will be taxable to Unitholders thereof as long-term capital gains, regardless of the length of time the Units have been held by a Unitholder. However, if a Unitholder receives a long-term capital gain dividend (or is allocated to a portion of a Trust's undistributed long-term capital gain) and sells his Units at a loss prior to holding them for 6 months, such loss will be recharacterized as long-term capital loss to the extent of such long-term capital gain received as a dividend or allocated to a Unitholder. Distributions in partial liquidation, reflecting the proceeds of prepayments, redemptions, maturities (including monthly mortgage payments of principal) or sales of Securities from a Trust (exclusive of net capital gain) will not be taxable to Unitholders of such Trust to the extent that they represent a return of capital for tax purposes. The portion of distributions which represents a return of capital will, however, reduce a Unitholder's basis in his Units, and to the extent they exceed the basis of his Units will be taxable as a capital gain. A Unitholder may recognize a taxable gain or loss when his Units are sold or redeemed. Such gain or loss will generally constitute either a long-term or short-term capital gain or loss depending upon the length of time the Unitholder has held his Units. Any loss of Units held six months or less will be treated as long-term capital loss to the extent of any long-term capital gains dividends received (or deemed to have been received) by the Unitholder with respect to such Units during the six-month period or less that the Unitholder owns the Units. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is generally subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. The legislation is generally effective retroactively for amounts properly taken into account on or after January 1, 1998. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

Note, however, that the 1998 Tax Act (and the Taxpayer Relief Act of 1997 (the "1997 Act")) provide that the application of the rules described above in the case of pass-through entities such as the Trusts will be prescribed in future Treasury Regulations. The Internal Revenue Service has released preliminary guidance which provides that, in general, pass-through entities such as the Trusts may designate their capital gains dividends as either a 20% rate gain distribution, an unrecaptured section 1250 gain distribution, or a 28% rate gain distribution, depending on the nature of the gain received by the pass-through entity. Unitholders should consult their own tax advisors as to the tax rate applicable to capital gain dividends.

The 1997 Act includes other provisions that treat certain other transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.

In addition, it should be noted that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If a Ginnie Mae has been purchased by a Trust at a market discount (i.e., for a purchase price less than its stated redemption price at maturity (or if issued with original issue discount, its "revised issue price")) unless the amount of market discount is "de minimis" as specified in the Code, each payment of principal on the Ginnie Mae will generally constitute ordinary income to a Trust to the extent of any accrued market discount unless a Trust elects to include market discount in taxable income as it accrues. In the case of a Ginnie Mae, the amount of market discount that is deemed to accrue each month shall generally be the amount of discount that bears the same ratio to the total amount of remaining market discount that the amount of interest paid during the accrual period (each month) bears to the total amount of interest remaining to be paid on the Ginnie Mae as of the beginning of the accrual period.

Each Unitholder of each Trust shall receive an annual statement describing the tax status of the distributions paid by such Trust.

Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding.

A Unitholder who is a foreign investor (i.e., an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from a Trust which constitute dividends for Federal income tax purposes (other than dividends which a Trust designates as capital gain dividends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from a Trust that are designated by a Trust as capital gain dividends should not be subject to United States Federal income taxes, including withholding taxes, if all of the following conditions are met (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and (iii) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three years thereafter). Foreign investors should consult their tax advisors with respect to United States tax consequences of ownership of Units. Units in a Trust and Trust distributions may also be subject to state and local taxation and Unitholders should consult their tax advisors in this regard.

Distributions reinvested into additional Units of a Trust will be taxed to a Unitholder in the manner described above (i.e., as ordinary income, long-term capital gain or as a return of capital).

The foregoing discussion relates only to the federal income tax status of the Trusts and to the tax treatment of distributions by the Trusts to United States Unitholders.

THE U.S. TREASURY PORTFOLIO SERIES

THE TRUST PORTFOLIO

U.S. Treasury Portfolio Series 21 was formed for the purpose of providing safety of capital and investment flexibility through an investment in a portfolio of U.S. Treasury Obligations that is backed by the full faith and credit of the United States government. The U.S. Treasury Portfolio Series was also formed for the purpose of providing protection against changes in interest rates and also passing through to Unitholders in all states the exemption from state personal income taxes afforded to direct owners of U.S. obligations. The value of the Units, the estimated current return and estimated long-term return to new purchasers will fluctuate with the value of the Securities included in a portfolio which will generally increase or decrease inversely with changes in interest rates.

The U.S. Treasury Portfolio Series may be an appropriate investment vehicle for investors who desire to participate in a portfolio of taxable, fixed income securities offering the safety of capital provided by an investment backed by the full faith and credit of the United States. In addition, many investors may benefit from the exemption from state and local personal income taxes that will pass through the U.S. Treasury Portfolio Series to Unitholders in virtually all states.

In selecting U.S. Treasury Obligations for deposit in the U.S. Treasury Portfolio Series, the following factors, among others were, considered by the
Sponsor: (a) the types of such obligations available; (b) the prices and yields of such obligations relative to other comparable obligations, including the extent to which such obligations are traded at a premium or at a discount from par; and (c) the maturities of such obligations.

U.S. TREASURY SECURITIES

The Securities are direct obligations of the United States and are backed by its full faith and credit although the Units are not so backed. The Securities are not rated but in the opinion of the Sponsor have credit characteristics comparable to those of securities rated "AAA" by nationally recognized rating agencies.

An investment in Units should be made with an understanding of an investment in fixed rate debt obligations may entail, including the risk that the value of the Securities and hence the Units will decline with increases in interest rates. The high inflation of past years, together with the fiscal measures adopted to attempt to deal with it, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally. The Sponsor cannot predict whether such fluctuations will continue in the future. For a discussion of other considerations associated with an investment in Units, see "General Information-Trust Information."

RANSON UNIT INVESTMENT TRUST, SERIES 83

U.S. TREASURY PORTFOLIO, SERIES 21
PORTFOLIO AS OF THE INITIAL DATE OF DEPOSIT: JUNE 23, 1999

                                                                   Cost of
   Face                                                           Securities
  Amount              Description        Coupon     Maturities    to Trust(1)
-----------------------------------------------------------------------------
$ 100,000         U.S. Treasury Note     7.250%     5/15/2004     $ 105,516
  100,000         U.S. Treasury Note     6.500%     5/15/2005       102,484
   50,000         U.S. Treasury Note     6.875%     5/15/2006        52,289
   50,000 (2)     U.S. Treasury Strip    0.000%     5/15/2006        33,019
  100,000         U.S. Treasury Note     6.625%     5/15/2007       103,438
  100,000         U.S. Treasury Note     5.625%     5/15/2008        97,141
---------                                                         ---------
$ 500,000                                                         $ 493,887
=========                                                         =========

--------------------
See "Notes to Portfolio."

NOTES TO PORTFOLIO:

(1) Some Securities may be represented by contracts to purchase such Securities. During the initial offering period, evaluations of Securities are made on the basis of current offering side evaluations of the Securities. The aggregate offering price is greater than the aggregate bid price of the Securities, which is the basis on which Redemption Prices will be determined for purposes of redemption of Units after the initial offering period. Other information regarding the Securities at the opening of business on the Initial Date of Deposit, is as follows:

                                                      U.S.
                                                    Treasury
                                                    Series 21
                                                    ---------
    Cost of Securities to Sponsor                   $ 493,868
    Profit or (Loss) to Sponsor                     $      19
    Annual Interest Income to Trust                 $  29,438
    Bid Side Value of Securities                    $ 493,604

(2) This Security has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Securities which pay no interest are normally described as "zero coupon" Securities. Over the life of Securities purchased at a deep discount the value of such Securities will increase such that upon maturity the holders of such securities will receive 100% of the principal amount thereof.

FEDERAL TAX STATUS

The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust.

In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:

(1)Each Trust is not an association taxable as a corporation for Federal income tax purposes and each Unitholder will be treated as the owner of a pro rata portion of such Trust under the Internal Revenue Code of 1986, as amended (the "Code") and income of such Trust will be treated as the income of the Unitholders under the Code. Each Unitholder will be considered to have received his or her pro rata share of income derived from each Trust asset when such income is considered to be received by the Trust.

(2)Each Unitholder will have a taxable event when a Trust disposes of a U.S. Treasury Obligation, or when the Unitholder redeems or sells his Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by a Trust, if any, on U.S. Treasury Obligations delivered after the Unitholders pay for their Units to the extent that such interest accrued on such U.S. Treasury Obligations before the date the Trust acquired ownership of the U.S. Treasury Obligations (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Unitholders should consult their own tax advisors with regard to calculation of basis. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of U.S. Treasury Obligations (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder (subject to the various nonrecognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount, amortized bond premium and accrued market discount (if the Unitholder has elected to include such market discount in income as it accrues), if any) is determined by apportioning the cost of the Units among each of a Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.

(3)The basis of each Unit and of each U.S. Treasury Obligation which was issued with original issue discount must be increased by the amount of accrued original issue discount and the basis of each Unit and of each U.S. Treasury Obligation which was purchased by a Trust at a premium must be reduced by the annual amortization of bond premium which the Unitholder has properly elected to amortize under Section 171 of the Code. Certain Trusts may contain "zero coupon" Stripped Treasury Securities. The Stripped Treasury Securities held by a Trust are treated as bonds that were originally issued at an original issue discount as of the date a Unitholder purchases a Unit. Because the Stripped Treasury Securities represent interests in "stripped" U.S. Treasury bonds, a Unitholder's initial tax basis for his pro rata portion of each Stripped Treasury Security held by a Trust (determined at the time he acquires his Units, in the manner described above) will be treated as its "purchase price" by the Unitholder. Original issue discount is effectively treated as interest for Federal income tax purposes, and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the Stripped Treasury Securities held by a Trust as such original issue discount accrues and will, in general, be subject to Federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unitholders during such year to the extent it is not less than a "de minimis" amount as determined under the Regulation relating to stripped bonds. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount is generally treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. In the case of the Stripped Treasury Securities, this method will generally result in an increase amount of income to the Unitholders each year. Unitholders should consult their tax advisers regarding the Federal income tax consequences and accretion of original issue discount.

(4)The Unitholder's aliquot share of the total proceeds received on the disposition of, or principal paid with respect to, a U.S. Treasury Obligation held by a Trust will constitute ordinary income (which will be treated as interest income for most purposes) to the extent it does not exceed the accrued market discount on such U.S. Treasury Obligation that has not previously been included in taxable income by such Unitholder. A Unitholder may generally elect to include market discount in income as such discount accrues. In general, market discount is the excess, if any, of the Unitholder's pro rata portion of the outstanding principal balance of a U.S. Treasury Obligation over the Unitholder's initial tax basis for such pro rata portion, determined at the time such Unitholder acquires his Units. However, market discount with respect to any U.S. Treasury Obligation will generally be considered zero if it amounts to less than .025% of the obligation's stated redemption price at maturity times the number of years to maturity. The market discount rules do not apply to Stripped Treasury Securities because they are stripped debt instruments subject to special original issue discount rules as discussed above. If a Unitholder sells his Units, gain, if any, will constitute ordinary income to the extent of the aggregate of the accrued market discount on the Unitholder's pro rata portion of each U.S. Treasury Obligation that is held by a Trust that has not previously been included in taxable income by such Unitholder. In general, market discount accrues on a ratable basis unless the Unitholder elects to accrue such discount on a constant interest rate basis. However, a Unitholder should consult his own tax adviser regarding the accrual of market discount. The deduction by a Unitholder for any interest expense incurred to purchase or carry Units will be reduced by the amount of any accrued market discount that has not yet been included in taxable income by such Unitholder. In general, the portion of any interest expense which is not currently deductible would be ultimately deductible when the accrued market discount is included in income. Unitholders should consult their own tax advisers regarding whether an election should be made to include market discount in income as it accrues and as to the amount of interest expense which may be currently deductible.

(5)The Code provides that "miscellaneous itemized deductions" are allowable only to the extent that they exceed two percent of an individual taxpayer's adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law include a Unitholder's pro rata share of expenses paid by a Trust, including fees of the Trustee and the Evaluator but does not include amortizable bond premium on U.S. Treasury Obligations held by a Trust.

The market discount rules do not apply to stripped Treasury Securities because they are stripped debt instruments subject to special original issue discount rules. Unitholders should consult their tax advisers as to the amount of original issue discount which accrues.

If a Unitholder does not elect to annually include accrued market discount in taxable income as it accrues, deduction for any interest expense incurred by the Unitholder which is incurred to purchase or carry his Units will be reduced by such accrued market discount. In general, the portion of any interest expense which was not currently deductible would ultimately be deductible when the accrued market discount is included in income. Unitholders should consult their tax advisers regarding whether an election should be made to include market discount in income as it accrues and as to the amount of interest expense which may not be currently deductible.

The tax basis of a Unitholder with respect to his interest in a U.S. Treasury Obligation is increased by the amount of original issue discount (and market discount, if the Unitholder elects to include market discount, if any, on the U.S. Treasury Obligations held by a Trust in income as it accrues) thereon properly included in the Unitholder's gross income as determined for Federal income tax purposes and reduced by the amount of any amortized acquisition premium which the Unitholder has properly elected to amortize under Section 171 of the Code. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all of the assets of the Trust.

A Unitholder will recognize capital gain (or loss) when all or part of his pro rata interest in a U.S. Treasury Obligation is disposed of in a taxable transaction for an amount greater (or less) than his tax basis thereof. Any gain recognized on a sale or exchange and not constituting a realization of accrued "market discount," and any loss will, under current law, generally be capital gain or loss except in the case of a dealer or financial institution.
As previously discussed, gain realized on the disposition of the interest of a Unitholder in any U.S. Treasury Obligation deemed to have been acquired with market discount will be treated as ordinary income to the extent the gain does not exceed the amount of accrued market discount not previously taken into income. Any capital gain or loss arising from the disposition of a U.S. Treasury Obligation by the Trust or the disposition of Units by a Unitholder will be short-term capital gain or loss unless the Unitholder has held his Units for more than one year in which case such capital gain or loss will be long-term. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. The legislation is generally effective retroactively for amounts properly taken into account on or after January 1, 1998. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

The tax basis reduction requirements of the Code relating to amortization of bond premium may under some circumstances, result in the Unitholder realizing taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.

If a Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all Trust assets including his pro rata portion of the U.S. Treasury Obligations represented by the Unit. This may result in a portion of the gain, if any, on such sale being taxable as ordinary income under the market discount rules (assuming no election was made by the Unitholder to include market discount in income as it accrues) as previously discussed.

In addition, capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

Certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) are treated as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sales rules.

A Unitholder of a Trust who is not a citizen or resident of the United States or a United States domestic corporation (a "Foreign Investor") will not be subject to U.S. Federal income taxes, including withholding taxes on amounts distributed from such Trust (including any original issue discount) on, or any gain from the sale or other disposition of, his Units or the sale or disposition of any U.S. Treasury Obligations by the Trustee, provided that (i) the interest income or gain is not effectively connected with the conduct by the Foreign Investor of a trade or business within the United States, (ii) with respect to any gain, the Foreign Investor (if an individual) is not present in the United States for 183 days or more during the taxable year, and (iii) the Foreign Investor provides the required certification of his status and of the matters contained in clauses
(i) and (ii) above, and further provided that the exemption from withholding for U.S. Federal income taxes for interest on any U.S. Treasury Obligation shall only apply to the extent the U.S. Treasury Obligation was issued by July 18, 1984.

Unless an applicable treaty exemption applies and proper certification is made, amounts otherwise distributable by the Trust to a Foreign Investor will generally be subject to withholding taxes under Section 1441 of the Code unless the Unitholder timely provides his financial representative or the Trustee with a statement that (i) is signed by the Unitholder under penalties of perjury,
(ii) certifies that such Unitholder is not a United States person, or in the case of an individual, that he is neither a citizen nor a resident of the United States, and (iii) provides the name and address of the Unitholder. The statement may be made, at the option of the person otherwise required to withhold, on Form W-8 or on a substitute form that is substantially similar to Form W-8. If the information provided on the statement changes, the beneficial owner must so inform the person otherwise required to withhold within 30 days of such change.

The foregoing discussion relates only to Federal income taxes on distributions by a Trust. Foreign Unitholders should consult their own tax advisers with respect to the foreign and United States tax consequences or ownership of Units.

The Sponsor believes that Unitholders who are individuals will not be subject to any state personal income taxes on the interest received by a Trust and distributed to them. However, Unitholders (including individuals) may be subject to state and local taxes on any capital gains (or market discount treated as ordinary income) derived from a Trust and to other state and local taxes (including corporate income or franchise taxes, personal property or intangibles taxes, and estate or inheritance taxes) on their Units or the income derived therefrom. In addition, individual Unitholders (and any other Unitholders which are not subject to state and local taxes on the interest income derived from a Trust) will probably not be entitled to a deduction for state and local tax purposes for their share of the fees and expenses paid by a Trust, for any amortized bond premium or for any interest on indebtedness incurred to purchase or carry their Units. Therefore, even though the Sponsor believes that interest income from a Trust is exempt from state personal income taxes in all states Unitholders should consult their own tax advisers with respect to state and local taxation.

It should be remembered that even if distributions are reinvested, they are still treated as distributions for income tax purposes.

In addition, Unitholders may be required for Federal income tax purposes to include amounts in ordinary gross income in advance of the receipt of the cash attributable to such income.

Each Unitholder (other than a foreign investor who has properly provided the certifications described above) will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder will be subject to back up withholding.

TAX REPORTING AND REALLOCATION

Because each Trust receives interest and makes monthly distributions based upon such Trust's expected total collections of interest and any anticipated expenses, certain tax reporting consequences may arise. Each Trust is required to report Unitholder information to the Internal Revenue Service ("IRS"), based upon the actual collection of interest by such Trust on the securities in such Trust, without regard to such Trust's expenses or to such Trust's payments to Unitholders during the year. If distributions to Unitholders exceed interest collected, the difference will be reported as a return of principal which will reduce a Unitholder's cost basis in its Units (and its pro rata interest in the securities in the Trust). A Unitholder must include in taxable income the amount of income reported by a Trust to the IRS regardless of the amount distributed to such Unitholder. If a Unitholder's share of taxable income exceeds income distributions made by a Trust to such Unitholder, such excess is in all likelihood attributable to the payment of miscellaneous expenses of such Trust which will not be deductible by an individual Unitholder as an itemized deduction except, as discussed above, to the extent that the total amount of certain itemized deductions, such as investment expenses (which would include the Unitholder's share of Trust expenses), tax return preparation fees and employee business expenses, exceeds 2% of such Unitholder's adjusted gross income. Alternatively, in certain cases, such excess may represent an increase in the Unitholder's tax basis in the Units owned. Investors with questions regarding these issues should consult with their tax advisers.

ESTIMATED CASH FLOWS TO UNITHOLDERS

The tables below set forth the per Unit estimated distributions of interest and principal to Unitholders. The tables assume no changes in Trust expenses, no redemptions or sales of the underlying U.S. Treasury Obligations prior to maturity and the receipt of all principal due upon maturity. To the extent the foregoing assumptions change actual distributions will vary.

U.S. TREASURY PORTFOLIO SERIES 21

                                         Estimated        Estimated        Estimated
                                          Interest        Principal          Total
     Dates                              Distribution     Distribution     Distribution
     -----                              ------------     ------------     ------------
  July 15, 1999                            $.0047                           $.0047
  August 15, 1999 to April 15, 2004        $.0491                           $.0491
  May 15, 2004                             $.0491           $2.00          $2.0491
  June 15, 2004 to April 15, 2005          $.0370                           $.0370
  May 15, 2005                             $.0370           $2.00          $2.0370
  June 15, 2005 to April 15, 2006          $.0261                           $.0261
  May 15, 2006                             $.0261           $2.00          $2.0261
  June 15, 2006 to April 15, 2007          $.0204                           $.0204
  May 15, 2007                             $.0204           $2.00          $2.0204
  June 15, 2007 to April 15, 2008          $.0094                           $.0094
  May 15, 2008                             $.0094           $2.00          $2.0094

REPORT OF ALLEN, GIBBS & HOULIK, L.C.
INDEPENDENT AUDITORS


UNITHOLDERS
RANSON UNIT INVESTMENT TRUSTS, SERIES 83

We have audited the accompanying statements of financial condition, including the Trust portfolios, of Ranson Unit Investment Trusts, Series 83, as of the opening of business on June 23, 1999, the Initial Date of Deposit. The statements of financial condition are the responsibility of the Sponsor. Our responsibility is to express an opinion on the statements of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. Our procedures included confirmation of cash, a letter of credit deposited, or the purchase of Securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statements of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Ranson Unit Investment Trusts, Series 83 as of June 23, 1999, in conformity with generally accepted accounting principles.



                             ALLEN, GIBBS & HOULIK, L.C.


Wichita, Kansas
June 23, 1999

RANSON UNIT INVESTMENT TRUSTS, SERIES 83

STATEMENTS OF FINANCIAL CONDITION
AT THE OPENING OF BUSINESS ON JUNE 23, 1999, THE INITIAL DATE OF DEPOSIT

                                                                                   GNMA      U.S. Treasury
                                                                                 Portfolio     Portfolio
                                                                                 Series 12     Series 21
                                                                                 ---------   -------------
TRUST PROPERTY
Investment in securities--
Securities deposited in Trust (1)                                                $ 154,919     $ 493,887
Accrued interest to Initial Date of Deposit on Securities (2)                           94         3,120
Organizational Costs (3)                                                             5,000         5,000
Less distributions payable (2)                                                         (94)       (3,120)
Less accrued organizational costs (3)                                               (5,000)       (5,000)
                                                                                 ---------     ---------
Net assets, applicable to outstanding Units of fractional undivided interest     $ 154,919     $ 493,887
                                                                                 =========     =========

INTEREST OF UNITHOLDERS
Cost to investors (4)                                                            $ 161,289     $ 503,709
Less sales charge (4)                                                               (6,370)       (9,822)
                                                                                 ---------     ---------
Net proceeds to the Trust, equal to net assets                                   $ 154,919     $ 493,887
                                                                                 =========     =========

--------------------
NOTES:
(1) Aggregate cost to the Trust of the Securities listed in the Trust Portfolio is based on offering side evaluations determined by Muller Data Corporation.
(2) Pursuant to the Trust Agreement, the Trustee will advance funds in the amount of $3,770 representing the accrued interest to June 28, 1999 (the "First Settlement Date") and such advance will be distributed to the Sponsor.
(3) Each Trust will bear all or a portion of its organizational costs, which the Sponsor intends to defer and amortize over a five year period or over the life of the related Trust if less than five years. Organizational costs have been estimated based on a projected Trust size of $10,000,000 and $5,000,000 for GNMA Portfolio Series 12 and U.S. Treasury Portfolio Series 21, respectively. Organizational costs may be or more or less than this estimate based upon the actual size of each Trust.
(4) The aggregate cost to investors (exclusive of interest) includes a sales charge as set forth under "Essential Information" assuming no reduction of sales charge for quantity purchases.

GENERAL INFORMATION

RISK FACTORS

  All investments involve risk. This section describes the main risks that can impact the value of securities in your Trust. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Trust will achieve it objective or that your investment return will be positive over any period.

  MARKET RISK is the risk that the value of the securities in your Trust will fluctuate. This could cause the value of your Units to fall below your original purchase price or below the par value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though we carefully supervise your portfolio, you should remember that we do not manage your portfolio. Your Trust will not sell a security solely because the market value falls as is possible in a managed fund.

  INTEREST RATE RISK is the risk that the value of securities will fall if interest rates increase. The securities in your Trust typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.

  CREDIT RISK is the risk that a security's issuer is unable to meet its obligation to pay principal or interest on the security.

  CALL RISK is the risk that the issuer prepays or "calls" a security before its stated maturity. An issuer might call a security if interest rates fall and the security pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a security, your Trust will distribute the principal to you but your future interest distributions will fall. You also might not be able to reinvest this principal at as high a yield. A security's call price could be less than the price your Trust paid for the security and could be below the security's par value. This means that you could receive less than the amount you paid for your Units. If enough securities in your Trust are called, your Trust could terminate early.

  SECURITY QUALITY RISK is the risk that a security will fall in value if a rating agency decreases the security's rating.

  SECURITY CONCENTRATION RISK is the risk that your Trust is less diversified because it concentrates in a particular type of security. When a certain type of security makes up 25% or more of a Trust, the Trust is considered to be "concentrated" in that security type. We describe the different security types in the section describing each Trust.

  REDUCED DIVERSIFICATION RISK is the risk that your Trust will become smaller and less diversified as securities are sold, are called or mature. This could increase your risk of loss and increase your share of Trust expenses.

  LIQUIDITY RISK is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange).

  LITIGATION AND LEGISLATION RISK is the risk that future litigation or legislation could affect the value of your Trust. For example, future legislation could reduce tax rates, impose a flat tax, exempt all investment income from tax or change the tax status of the securities. Litigation could challenge an issuer's authority to issue or make payments on securities.

PUBLIC OFFERING OF UNITS

Public Offering Price. Units of a Trust are offered at the Public Offering Price thereof. During the initial offering period, the Public Offering Price per Unit is equal to the aggregate of the offering side evaluations of the Securities in such Trust (as determined, pursuant to the terms of a contract with the Evaluator, by Muller Data Corporation, a non-affiliated firm regularly engaged in the business of evaluating, quoting or appraising comparable securities), plus or minus a pro rata share of cash, if any, in the Principal account held or owned by such Trust plus accrued interest plus the applicable sales charge referred to in the tables below divided by the number of outstanding Units of such Trust. The Public Offering Price for secondary market transactions, on the other hand, is based on the aggregate bid side evaluations of the Securities in a Trust (also, currently, as determined by Muller Data Corporation), plus or minus cash, if any, in the Principal Account held or owned by such Trust, plus accrued interest plus a sales charge based upon the dollar weighted average maturity of such Trust. The minimum purchase is 100 Units (25 Units for retirement plans or Uniform Gifts to Minors Act purchases).

For GNMA Portfolios, the sales charge per Unit will be reduced during the primary and secondary offering periods pursuant to the following graduated scale:

                                        Long-Term Trust
                                    -------------------------
                                    Percent of     Percent of
                                     Offering      Net Amount
Ticket Size*                          Price         Invested
------------                        ----------     ----------
Less than $100,000                      3.95%         4.112%
$100,000 to $249,999                    3.70          3.842
$250,000 to $499,999                    3.35          3.466
$500,000 to $999,999**                  3.10          3.199

--------------------
* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.
** For any transactions in excess of these amounts, contact the Sponsor for the applicable sales charge.

The sales charge per Unit for U.S. Treasury Portfolio Series (other than Series which contain predominantly zero coupon U.S. Treasury Obligations) will be reduced pursuant to the following graduated scale:

                                    Weighted Average Years to Maturity
                                    ----------------------------------
                                               3 to 5.99
                                    ----------------------------------
                                      Percent of          Percent of
                                       Offering           Net Amount
Ticket Size*                            Price              Invested
------------                        --------------       -------------
Less than $500,000                        1.95%              1.989%
$500,000 to $999,999                      1.70               1.729
$1,000,000 to $1,499,999**                1.30               1.317

--------------------
* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.
** For any transactions in excess of these amounts, contact the Sponsor for the applicable sales charge.

As indicated above, in connection with secondary market transactions the sales charge is based upon the dollar weighted average maturity of a Trust and is determined in accordance with the tables set forth below. For purposes of this computation, Securities will be deemed to mature on their expressed maturity dates unless: (a) the Securities have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Securities are subject to a "mandatory tender," in which case such mandatory tender will be deemed to be the date upon which they mature. The effect of this method of sales charge computation will be that different sales charge rates will be applied to a Trust based upon the dollar weighted average maturity of such Trust's portfolio, in accordance with the following schedules.

In connection with secondary market transactions of all U.S. Treasury Portfolios, the sales charge per Unit will be reduced as set forth below:

                                                             Secondary
                             ---------------------------------------------------------------------------
                                              Dollar Weighted Average Years to Maturity
                             ---------------------------------------------------------------------------
                             0-1.99 Yrs.     2-2.99 Yrs.     3-4.99 Yrs.     5-6.99 Yrs.     7-9.99 Yrs.
                             -----------     -----------     -----------     -----------     -----------
 Dollar Amount of Trade                    Sales Charge (Percent of Public Offering Price)
 ----------------------
 Less than $500,000            1.25%           1.50%           1.75%          2.25%            3.00%
 $500,000 to $999,999          1.00            1.25            1.50           1.75             2.50
 $1,000,000 to $1,499,999*     1.00            1.00            1.25           1.50             2.00

--------------------
* For any transaction in excess of $1,499,999 contact the Sponsor for the applicable sales charge.

The reduced sales charges resulting from quantity discounts as shown in the tables above will apply to all purchases of Units on any one day by the same purchaser from the same Underwriter or dealer and for this purpose purchases of Units of a Trust Fund will be aggregated with concurrent purchases of Units of any other unit investment trust that may be offered by the Sponsor. In addition, during the initial offering period only, the reduced sales charges resulting from quantity discounts as shown in the table above will apply to all purchases of Units of a single Trust by the same person on such person's initial purchase date or on any day subsequent to such initial purchase date, provided that the person purchasing the Units purchased at least 25,000 Units on such initial purchase date; to determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the purchaser's initial purchase date and all purchases made subsequent to such initial purchase date.

For purposes of the reduced sales charges from quantity discounts, Units purchased in the name of a spouse or child (under 21) of such purchaser will be deemed to be additional purchases by such purchaser. The reduced sales charges will also be applicable to a trust or other fiduciary purchasing for a single trust estate or single fiduciary account.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases (see "Public Distribution of Units") by investors who purchase Units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Ranson sponsored unit investment trust in the primary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the following tables based on the amount of intended aggregate purchases as expressed in the letter of intent. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholders letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amount paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level.

The Sponsor intends to permit officers, directors and employees of the Sponsor and Evaluator and, at the discretion of the Sponsor, registered representatives of selling firms to purchase Units of a Trust without a sales charge, although a transaction processing fee may be imposed on such trades.

Had Units of a Trust been available for sale at the opening of business on the Initial Date of Deposit, the Public Offering Price would have been as shown under "Essential Information." The Public Offering Price per Unit of a Trust on the date of this Prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities and the amount of accrued interest on the Units. On the Initial Date of Deposit, pursuant to an exemptive order from the Securities and Exchange Commission, the Public Offering Price at which Units will be sold will not exceed the price determined as of the opening of business on the Initial Date of Deposit as shown under "Essential Information"; however, should the value of the underlying Securities decline, purchasers will, of course, be given the benefit of such lower price. The aggregate bid and offering side evaluations of the Securities shall be determined (a) on the basis of current bid or offering prices of the Securities, (b) if bid or offering prices are not available for any particular Security, on the basis of current bid or offering prices for comparable bonds, (c) by determining the value of Securities on the bid or offer side of the market by appraisal, or (d) by any combination of the above.

The foregoing evaluations and computations shall be made as of the evaluation time stated under "Essential Information," on each business day commencing with the Initial Date of Deposit of the Securities, effective for all sales made during the preceding 24-hour period.

The interest on the Securities deposited in a Trust, less the related estimated fees and expenses, is estimated to accrue in the annual amounts per Unit set forth under "Essential Information." The amount of net interest income which accrues per Unit may change as Securities mature or are redeemed, exchanged or sold, or as the expenses of a Trust change or the number of outstanding Units of a Trust changes.

Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. If a Unitholder desires to have certificates representing Units purchased, such certificates will be delivered as soon as possible following his written request therefor. For information with respect to redemption of Units purchased, but as to which certificates requested have not been received, see "General Information-Redemption" below.

Accrued Interest. Accrued interest is the accumulation of unpaid interest on a security from the last day on which interest thereon was paid. Interest on Securities generally is paid semi-annually (monthly in the case of Ginnie Maes, if any) although a Trust accrues such interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of a Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date.

Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by the Trusts and distributed to Unitholders. Therefore, there will always remain an item of accrued interest that is added to the value of the Units. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is noninterest-bearing to Unitholders, the Trustee benefits thereby.

Comparison of Public Offering Price and Redemption Price. While the Initial Public Offering Price of Units will be determined on the basis of the current offering prices of the Securities in a Trust, the redemption price per Unit (as well as the secondary market price per Unit) at which Units may be redeemed (see "General Information-Redemption") will be determined on the basis of the current bid prices of the Securities. As of the opening of business on the Initial Date of Deposit, the Public Offering Price per Unit (based on the offering prices of the Securities in a Trust and including the sales charge) exceeded the redemption price at which Units could have been redeemed (based upon the current bid prices of the Securities in a Trust) by the amount shown under "Essential

Information." Under current market conditions the bid prices for U.S. Treasury Obligations are expected to be approximately 1/8 to 1/4 of 1% lower than the offer price of such obligations. In the past, bid prices on securities similar to those in the Trust Funds have been lower than the offering prices thereof by as much as 5% or more of principal amount in the case of inactively traded bonds or as little as 1/2 of 1% in the case of actively traded bonds, but the difference between such offering and bid prices may be expected to average 3% to 4% of principal amount. For this reason, among others (including fluctuations in the market prices of the Securities and the fact that the Public Offering Price includes a sales charge), the amount realized by a Unitholder upon any redemption of Units may be less than the price paid for such Units.

Public Distribution of Units. The Sponsor intends to qualify the Units for sale in a number of states (except for an Insured State Trust or uninsured State Trust which will be qualified for sale only in the state for which such Trust is named). Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the Public Offering Price as set forth below. Certain commercial banks are making Units of the Trust Funds available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amount shown in the tables below. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Fund Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The Sponsor reserves the right to change the discounts set forth below from time to time. In addition to such discounts, the Sponsor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of Units of a Trust and other unit investment trusts created by the Sponsor. The difference between the discount and the sales charge will be retained by the Sponsor.

For GNMA portfolios, the primary and secondary market concessions or agency commissions are as follows:

                                                           Long Term Trusts
                                   ---------------------------------------------------------------------
                                                                                               Secondary
                                                      Primary Market                             Market
                                   -------------------------------------------------------     ---------
                                                            Volume Discounts**
                                               -------------------------------------------
                                                 Firm Sales     Firm Sales     Firm Sales
                                    Regular        or Sale       or Sale        or Sale
                                   Concession   Arrangements   Arrangements   Arrangements
                                   or Agency   ($250,000 to   ($500,000 to   ($1,000,000          All
Dollar Amount of Trade*            Commission     $499,999)      $999,999)       or more)        Sales
-----------------------            ----------  -------------  -------------  -------------     ---------
$0 to $99,999                         2.50%         2.60%         2.65%          2.70%           2.60%
$100,000 to $249,999                  2.50          2.55          2.60           2.65            2.60
$250,000 to $499,999                  2.25          2.30          2.30           2.35            2.30
$500,000 to $999,999***               2.00          2.05          2.05           2.10            2.05

--------------------
*   The breakpoint discount are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $1,000 per 100 Units.
**  Volume discounts will be given to firms who reach cumulative firm sales or sales arrangement levels of at least $250,000 during the initial one month period after the Initial Date of Deposit.  After a firm has met the minimum

                                       29

    $250,000 volume level, volume discounts will be given on all trades originated from or by that firm, including those placed prior to reaching the $250,000 level, and will continue to be given during the entire initial offering period.
*** For any transactions in excess of these amounts, contact the Sponsor for the applicable rates.

The primary market concessions or agency commissions for U.S. Treasury Portfolio Series (other than Series which contain predominantly zero coupon U.S. Treasury Obligations) are as follows:

                                           Primary Market
                              -----------------------------------------
                                                     Volume Discounts**
                                                     ------------------
                                                         Firm Sales
                                   Regular                or Sale
                                 Concession             Arrangements
                                  or Agency           ($1,000,000 or
                                 Commission                 More
                              -----------------      ------------------
                              0-2.99     3-4.99      0-2.99     3-4.99
Dollar Amount of Trade*        Years      Years       Years      Years
-----------------------       ------     ------      ------     ------
$0 to $499,999                 1.05%      1.10%       1.05%      1.20%
$500,000 to $999,999            .90       1.00         .95       1.10
$1,000,000 to $1,499,999***     .75        .75         .80        .80

--------------------
* The breakpoint discounts are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $1,000 per 100 Units.
** For U.S. Treasury Portfolio Series other than Series which contain predominantly zero coupon U.S. Treasury Obligations, volume concessions of up to the amount listed above can be earned as a marketing allowance at the discretion of the Sponsor during the initial one month period after the Initial Date of Deposit for firms who reach cumulative firm sales or sales arrangement levels of at least $1 million. After a firm has met the respective minimum volume level, volume concessions will be given on all trades originated from or by that firm, starting on the Initial Date of Deposit, including those placed prior to reaching the minimum level, and will continue to be given during the entire initial offering period. Firm sales of any primary U.S. Treasury Portfolio Series issued can be combined for the purposes of achieving the volume discount. Only sales through the Sponsor qualify for volume concessions and secondary purchases do not apply. The Sponsor reserves the right to modify or change these parameters at any time and make the determination of which firms qualify for the marketing allowance and the amount paid.
*** For any transactions in excess of these amounts, contact the Sponsor for the applicable concessions or agency commissions.

In connection with secondary market transactions of all U.S. Treasury Portfolios, the sales charge per Unit will be reduced as set forth below:

                                                          Secondary
                              -------------------------------------------------------------------
                                          Dollar Weighted Average Years to Maturity
                              -------------------------------------------------------------------
                              0-1.99 Yrs.   2-2.99 Yrs.   3-4.99 Yrs.   5-6.99 Yrs.   7-9.99 Yrs.
                              -----------   -----------   -----------   -----------   -----------
 Dollar Amount of Trade                Sales Charge (Percent of Public Offering Price)
 ----------------------
 Less than $500,000              1.25%        1.50%         1.75%         2.25%         3.00%
 $500,000-$999,999               1.00         1.25          1.50          1.75          2.50
 $1,000,000-$1,499,999*          1.00         1.00          1.25          1.50          2.00

--------------------
* For any transaction in excess of $1,499,999 contact the Sponsor for the applicable sales charge.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

Profits of Sponsor. The Sponsor will receive gross sales charges equal to the percentage of the Offering Price of the Units of such Trusts stated under "Public Offering Price" and will pay a fixed portion of such sales charges to dealers and agents. In addition, the Sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the Securities to the Sponsor and the cost of such Securities to a Trust Fund, which is based on the offering side evaluation of the Securities. See "Portfolio" for each Trust. The Sponsor may also realize profits or losses with respect to Securities deposited in a Trust which were acquired from underwriting syndicates of which the Sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The Sponsor may realize additional profits or losses during the initial offering period on unsold Units as a result of changes in the daily evaluation of the Securities in a Trust.

TRUST INFORMATION

Because certain of the Securities in certain of the Trusts may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for a Trust under a contract, including those securities purchased on a "when, as and if issued" basis ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such Trust.

Securities in certain of the Trust Funds may have been purchased on a "when, as and if issued" or delayed delivery basis with delivery expected to take place after the First Settlement Date. See "Notes to Portfolios" for each Trust. Accordingly, the delivery of such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Municipal Bonds in a Tax-Exempt Portfolio are actually delivered to such Trust after their respective expected dates of delivery, Unitholders who purchase Units in such Trust prior to the date such "when, as and if issued" or "delayed delivery" Municipal Bonds are actually delivered to the Trustee would, to the extent such income is not offset by a reduction in the Trustee's fee (or, to the extent necessary, other expenses), be required to reduce their tax basis in their Units of such Trust since the interest accruing on such Municipal Bonds during the interval between their purchase of Units and the actual delivery of such Municipal Bonds would, for tax purposes, be considered a non-taxable return of principal rather than as tax-exempt interest. The result of such adjustment, if necessary, would be, during the first year only, that the Estimated Long-Term Returns may be, and the Estimated Current Returns would be, slightly lower than those shown herein, assuming such Trust portfolios and estimated annual expenses do not vary. See footnote (4) to "Essential Information." Unitholders of all Trusts will be "at risk" with respect to any "when, as and if issued" or "delayed delivery" Securities included in their respective Trust (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units.

The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a Security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities (i) must be payable in United States currency, (ii) must be purchased at a price that results in a yield to maturity and a current return at least equal to that of the Failed Securities as of the Initial Date of Deposit, (iii) shall not be "when, as and if issued" or restricted securities, (iv) must satisfy any rating criteria for Securities originally included in such Trust, (v) not cause the Units of such Trust to cease to be rated AAA by Standard & Poor's if the Units were so rated on the Initial Date of Deposit and (vi) in the case of Insured Trust Funds must be insured prior to acquisition by a Trust. In connection with an Insured Corporate Series, an Investment Grade Series or High Yield Series, Replacement Securities also must be bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Securities having no warrants or subscription privileges attached and (ii) be issued after July 18, 1984 if interest thereon is United States source income. In connection with a Tax-Exempt Portfolio only, Replacement Securities must also (i) be tax-exempt bonds issued by the appropriate state or counties, municipalities, authorities or political subdivisions thereof and (ii) have a fixed maturity date of at least 3 years if the bonds are to be deposited in a trust other than a long-term trust or at least 10 years if the bonds are to be deposited in a long-term trust. Whenever a Replacement Security is acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the Trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the Securities in a Trust are acquired, the Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unitholder's investment.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Securities to all Unitholders of the Trust Fund and the Trustee will distribute the principal and accrued interest attributable to such Failed Securities not more than 30 days after the date on which the Trustee would have been required to purchase a Replacement Security. In addition, Unitholders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unitholders of such Trust Fund.

Whether or not a Replacement Security is acquired, an amount equal to the accrued interest (at the coupon rate of the Failed Securities) will be paid to Unitholders of the Trust Fund to the date the Sponsor removes the Failed Securities from the Trust Fund if the Sponsor determines not to purchase a Replacement Security or to the date of substitution if a Replacement Security is purchased. All such interest paid to Unitholders which accrued after the date of settlement for a purchase of Units will be paid by the Sponsor. In the event a Replacement Security could not be acquired by a Trust, the net annual interest income per Unit for such Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered.

Subsequent to the Initial Date of Deposit, a Security may cease to be rated or its rating may be reduced below any minimum required as of the Initial Date of Deposit. Neither event requires the elimination of such investment from a Trust, but may be considered in the Sponsor's determination to direct the Trustee to dispose of such investment. See "General Information-Investment Supervision."

The Sponsor may not alter the portfolio of a Trust except upon the happening of certain extraordinary circumstances. See "General Information-Investment Supervision." Certain of the Securities may be subject to optional call or mandatory redemption pursuant to sinking fund provisions, in each case prior to their stated maturity. A bond subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer, often at a premium over par. A refunding is a method by which a bond issue is redeemed, at or before maturity, by the proceeds of a new bond issue. A bond subject to sinking fund redemption is one which is subject to partial call from time to time at par with proceeds from a fund accumulated for the scheduled retirement of a portion of an issue to maturity. Special or extraordinary redemption provisions may provide for redemption at par of all or a portion of an issue upon the occurrence of certain circumstances, which may be prior to the optional call dates shown under "Portfolio" for each Trust. Redemption pursuant to optional call provisions is more likely to occur, and redemption pursuant to special or extraordinary redemption provisions may occur, when the Securities have an offering side evaluation which represents a premium over par, that is, when they are able to be refinanced at a lower cost. The proceeds from any such call or redemption pursuant to sinking fund provisions, as well as proceeds from the sale of Securities and from Securities which mature in accordance with their terms from a Trust, unless utilized to pay for Units tendered for redemption, will be distributed to Unitholders of such Trust and will not be used to purchase additional Securities for such Trust. Accordingly, any such call, redemption, sale or maturity will reduce the size and diversity of a Trust and the net annual interest income of such Trust and may reduce the Estimated Current Return and the Estimated Long-Term Return. See "General Information-Interest, Estimated Long-Term Return and Estimated Current Return." The call, redemption, sale or maturity of Securities also may have tax consequences to a Unitholder. See "Federal Tax Status" for each Trust. Information with respect to the call provisions and maturity dates of the Securities is contained in "Portfolio" for each Trust.

Each Unit of a Trust represents an undivided fractional interest in the Securities deposited therein, in the ratio shown under "Essential Information." Units may be purchased and certificates, if requested, will be issued in denominations of one Unit or any multiple or fraction thereof, subject to each Trust's minimum investment requirement of one Unit. Fractions of Units will be computed to three decimal points. To the extent that Units of a Trust are redeemed, the principal amount of Securities in such Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of such Trust will increase. See "General Information-Redemption."

Certain of the Securities in certain of the Trusts may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased and deposited in the Trusts were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. A discount security held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and loss in the form of tax-exempt interest income than a comparable security newly issued at current market rates. See "Federal Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities.

Certain of the Securities in certain of the Trust Funds may be "zero coupon" bonds, i.e., an original issue discount bond that does not provide for the payment of current interest. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest currently. For the Federal tax consequences of original issue discount securities such as the zero coupon bonds, see "Federal Tax Status" for each Trust.

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Security which might reasonably be expected to have a material adverse effect on the Trust Funds. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Securities. The Sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust Funds. The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Security.

RETIREMENT PLANS

Units of the Trusts (other than a Tax-Exempt Portfolio) may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The Trusts will waive the $1,000 minimum investment requirement for IRA accounts. The minimum investment is $250 for tax-deferred plans such as IRA accounts.
Fees and charges with respect to such plans may vary.

The Trustee has agreed to act as custodian for certain retirement plan accounts. An annual fee of $12.00 per account, if not paid separately, will be assessed by the Trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing the Trustee to act as custodian must complete an Ranson UIT/IRA application and forward it along with a check made payable to The Bank of New York. Certificates for Individual Retirement Accounts cannot be issued.

DISTRIBUTION REINVESTMENT

Each Unitholder of a Trust may elect to have distributions of principal (including capital gains, if any) or interest or both automatically invested without charge in shares of certain mutual funds which are registered in such Unitholder's state of residence and are underwritten or advised by Scudder Kemper Investments, Inc. (the "Funds"), other than those Funds sold with a contingent deferred sales charge.

If individuals indicate they wish to participate in the Reinvestment Program but do not designate a reinvestment fund, the Program Agent referred to below will contact such individuals to determine which reinvestment fund or funds they wish to elect. Since the portfolio securities and investment objectives of such Funds generally will differ significantly from that of the Trusts, Unitholders should carefully consider the consequences before selecting such Funds for reinvestment. Detailed information with respect to the investment objectives and the management of the Funds is contained in their respective prospectuses, which can be obtained from the Sponsor upon request. An investor should read the prospectus of the reinvestment fund selected prior to making the election to reinvest. Unitholders who desire to have such distributions automatically reinvested should inform their broker at the time of purchase or should file with the Program Agent a written notice of election.

Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the Record Date applicable to any distribution in order to be in effect for such Record Date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent. See "General Information-Unitholders- Distributions to Unitholders."

The Program Agent is The Bank of New York. All inquiries concerning participation in distribution reinvestment should be directed to the Program Agent at its corporate trust office.

INTEREST, ESTIMATED LONG-TERM RETURN AND ESTIMATED CURRENT RETURN

As of the opening of business on the Initial Date of Deposit, the Estimated Long-Term Return and the Estimated Current Return, if applicable, for each Trust were as set forth in the "Essential Information" for each Trust. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of the Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and accrued interest; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements or average life of all of the Securities in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while Estimated Current Return calculations include only net annual interest income and Public Offering Price.

In order to acquire certain of the Securities contracted for by a Trust, it may be necessary for the Sponsor or Trustee to pay on the dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amount which will be made available in the letter of credit furnished by the Sponsor on the Initial Date of Deposit. The Trustee has agreed to pay any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the Securities deposited in that Trust.

Payments received in respect of mortgages underlying Ginnie Maes in each series of a GNMA Portfolio will consist of a portion representing interest and a portion representing principal. Although the aggregate monthly payment made by the obligor on each mortgage remains constant (aside from optional prepayments of principal), in the early years most of each such payment will represent interest, while in later years, the proportion representing interest will decline and the proportion representing principal will increase. However, by reason of optional prepayments, principal payments in the earlier years on mortgages underlying Ginnie Maes may be substantially in excess of those required by the amortization schedules of such mortgages. Therefore, principal payments in later years may be substantially less since the aggregate unpaid principal balances of such underlying mortgages may have been greatly reduced. To the extent that the underlying mortgages bearing higher interest rates in a GNMA Portfolio are prepaid faster than the other underlying mortgages, the net annual interest rate per Unit and the Estimated Current Return on the Units of a GNMA Portfolio can be expected to decline. Monthly payments to the Unitholders of a GNMA Portfolio will reflect all of these factors.

MARKET FOR UNITS

After the initial offering period, while not obligated to do so, the Sponsor intends to, and certain of the Underwriters may, subject to change at any time, maintain a market for Units of the Trust Funds offered hereby and to continuously offer to purchase said Units at prices, determined by the Evaluator, based on the aggregate bid prices of the underlying Securities in such Trusts, together with accrued interest to the expected dates of settlement. To the extent that a market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate offering side evaluation of the Securities in the Trusts. The aggregate bid prices of the underlying Securities in each Trust are expected to be less than the related aggregate offering prices (which is the evaluation method used during the initial public offering period). Accordingly, Unitholders who wish to dispose of their Units should inquire of their bank or broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

The offering price of any Units resold by the Sponsor or Underwriters will be in accord with that described in the currently effective Prospectus describing such Units. Any profit or loss resulting from the resale of such Units will belong to the Sponsor and/or the Underwriters. The Sponsor and/or the Underwriters may suspend or discontinue purchases of Units of any Trust if the supply of Units exceeds demand, or for other business reasons.

REDEMPTION

A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee, The Bank of New York, 101 Barclay Street, New York, New York 10286, and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, properly endorsed or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $500 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers.

Redemption shall be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the Redemption Price for such Trust, determined as set forth below under "Computation of Redemption Price," as of the evaluation time stated under "Essential Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be canceled and any undivided fractional interest in the Trust extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Securities in the Trust at the time of redemption.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a certain percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, any time a Unitholder elects to tender Units for redemption, such Unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing interest shall be withdrawn from the Interest Account for such Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Principal Account for such Trust. The Trustee is empowered to sell Securities for a Trust in order to make funds available for the redemption of Units of such Trust. Such sale may be required when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. To the extent Securities are sold, the size and diversity of a Trust will be reduced.

In the case of a U.S. Treasury Portfolio or a GNMA Portfolio, Securities will be sold by the Trustee so as to maintain, as closely as practicable, the original percentage relationship between the principal amounts of the Securities in such Trusts. The Securities to be sold for purposes of redeeming Units will be selected from a list supplied by the Sponsor. The Securities will be chosen for this list by the Sponsor on the basis of such market and credit factors as it may determine are in the best interests of such Trusts. Provision is made under the related Trust Agreements for the Sponsor to specify minimum face amounts in which blocks of Securities are to be sold in order to obtain the best price available. While such minimum amounts may vary from time to time in accordance with market conditions, it is anticipated that the minimum face amounts which would be specified would range from $25,000 to $100,000. Sales may be required at a time when the Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum principal amount in which U.S. Treasury Obligations and Ginnie Maes may be required to be sold, the proceeds of such sales may exceed the amount necessary for payment of Units redeemed. To the extent not used to meet

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
other redemption requests in such Trusts, such excess proceeds will be distributed pro rata to all remaining Unitholders of record of such Trusts, unless reinvested in substitute Securities. See "General Information-Investment Supervision."

The Trustee is irrevocably authorized in its discretion, if an Underwriter does not elect to purchase any Unit tendered for redemption, in lieu of redeeming such Units, to sell such Units in the over-the-counter market for the account of tendering Unitholders at prices which will return to the Unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Units. In the event of any such sale, the Trustee shall pay the net proceeds thereof to the Unitholders on the day they would otherwise be entitled to receive payment of the Redemption Price.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the Trustee of Securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying Securities in accordance with the Trust Agreements; or (3) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Computation of Redemption Price. The Redemption Price for Units of each Trust is computed by the Evaluator as of the evaluation time stated under "Essential Information" next occurring after the tendering of a Unit for redemption and on any other business day desired by it, by:

A. adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities;
   (2) the aggregate value of each issue of the Securities (including "when issued" contracts, if any) held in the Trust as determined by the Evaluator on the basis of bid prices therefor; and (3) interest accrued and unpaid on the Securities in the Trust as of the date of computation;

B. deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the Trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account described under "General Information-Expenses of the Trusts"; (2) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees and any insurance costs), the Evaluator, the Sponsor and bond counsel, if any; (3) cash held for distribution to Unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the Trust; and

C. finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof.

UNITHOLDERS

Ownership of Units. Ownership of Units of any Trust will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Certificates, if issued, will be so noted on the confirmation statement sent to the Underwriter and broker. Non-receipt of such certificate(s) must be reported to the Trustee within one year; otherwise, a 2% surety bond fee will be required for replacement.

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
Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee.

Units may be purchased and certificates, if requested will be issued in denominations of one Unit subject to each Trust's minimum investment requirement of 100 Units or any whole Unit multiple thereof subject to any minimum requirement established by the Sponsor from time to time. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the Trustee. The Trustee may require a Unitholder to pay a reasonable fee, to be determined in the sole discretion of the Trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The Trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 3% of the market value of the Units), affidavit of loss, evidence of ownership and payment of expenses incurred.

Distributions to Unitholders. Interest received by each Trust, including any portion of the proceeds from a disposition of Securities which represents accrued interest, is credited by the Trustee to the Interest Account for such Trust. All other receipts are credited by the Trustee to a separate Principal Account for the Trust. The Trustee normally has no cash for distribution to Unitholders until it receives interest payments on the Securities in the Trust. Since interest usually is paid semiannually (monthly in the case of a GNMA Portfolio), during the initial months of the Trusts, the Interest Account of each Trust, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. On the dates set forth under "Essential Information" for each Trust, the Trustee will commence distributions, in part from funds advanced by the Trustee.

Thereafter, assuming the Trust retains its original size and composition, after deduction of the fees and expenses of the Trustee, the Sponsor and Evaluator and reimbursements (without interest) to the Trustee for any amounts advanced to a Trust, the Trustee will normally distribute on each Interest Distribution Date (the fifteenth of the month) or shortly thereafter to Unitholders of record of such Trust on the preceding Record Date (which is the first day of each month). Unitholders of the Trusts will receive an amount substantially equal to one-twelfth of such holders' pro rata share of the estimated net annual interest income to the Interest Account of such Trust. However, interest earned at any point in time will be greater than the amount actually received by the Trustee and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is added to the daily value of the Units. If Unitholders of a Trust sell or redeem all or a portion of their Units, they will be paid their proportionate share of the accrued interest of such Trust to, but not including, the third business day after the date of a sale or to the date of tender in the case of a redemption.

In order to equalize distributions and keep the undistributed interest income of the Trusts at a low level, all Unitholders of record in such Trust on the first Record Date will receive an interest distribution on the first Interest Distribution Date. Because the period of time between the first Interest Distribution Date and the regular distribution dates may not be a full period, the first regular distributions may be partial distributions.

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
Unitholders of a U.S. Treasury Portfolio which contains Stripped Treasury Securities should note that Stripped Treasury Securities are sold at a deep discount because the buyer of those securities obtains only the right to receive a future fixed payment on the security and not any rights to periodic interest payments thereon. Purchasers of these Securities acquire, in effect, discount obligations that are economically identical to the "zero-coupon bonds" that have been issued by corporations. Zero coupon bonds are debt obligations which do not make any periodic payments of interest prior to maturity and accordingly are issued at a deep discount. Under generally accepted accounting principles, a holder of a security purchased at a discount normally must report as an item of income for financial accounting purposes the portion of the discount attributable to the applicable reporting period. The calculation of this attributable income would be made on the "interest" method which generally will result in a lesser amount of includible income in earlier periods and a correspondingly larger amount in later periods. For Federal income tax purposes, the inclusion will be on a basis that reflects the effective compounding of accrued but unpaid interest effectively represented by the discount. Although this treatment is similar to the "interest" method described above, the "interest" method may differ to the extent that generally accepted accounting principles permit or require the inclusion of interest on the basis of a compounding period other than the semi-annual period. See "Federal Tax Status" for the U.S. Treasury Portfolios, if any.

Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. Since interest on Bonds in the Trusts is payable at varying intervals, usually in semi-annual installments, and distributions of income are made to Unitholders at different intervals from receipt of interest, the interest accruing to a Trust may not be equal to the amount of money received and available for distribution from the Interest Account. Therefore, on each Distribution Date the amount of interest actually deposited in the Interest Account of a Trust and available for distribution may be slightly more or less than the interest distribution made. In order to eliminate fluctuations in interest distributions resulting from such variances, the Trustee is authorized by the Trust Agreements to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee will be reimbursed, without interest, for any such advances from funds available in the Interest Account for such Trust.

The Trustee will distribute on each Distribution Date or shortly thereafter, to each Unitholder of record of a Trust on the preceding Record Date, an amount substantially equal to such holder's pro rata share of the cash balance, if any, in the Principal Account of such Trust computed as of the close of business on the preceding Record Date. However, no distribution will be required if the balance in the Principal Account is less than $.01 per Unit. Notwithstanding the foregoing, the Trustee will make a distribution to Unitholders of all principal relating to maturing U.S. Treasury Obligations in any U.S. Treasury Portfolio or GNMA Portfolio within twelve business days of the date of such maturity.

In connection with GNMA Portfolios only, the terms of the Ginnie Maes provide for payment to the holders thereof (including a GNMA Portfolio) on the fifteenth day of each month of amounts collected by or due to the issuers thereof with respect to the underlying mortgages during the preceding month. The Trustee will collect the interest due a GNMA Portfolio on the Securities therein as it becomes payable and credit such interest to a separate Interest Account for such GNMA Portfolio created by the Indenture. Distributions will be made to each Unitholder of record of a GNMA Portfolio on the appropriate Distribution Date (see "Essential Information") and will consist of an amount substantially equal to such Unitholder's pro rata share of the cash balances, if any, in the Interest Account, the Principal Account and any Capital Gains Account of such GNMA Portfolio, computed as of the close of business on the preceding Record Date.

Statements to Unitholders. With each distribution, the Trustee will furnish or cause to be furnished to each Unitholder a statement of the amount of interest and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit.

The accounts of each Trust are required to be audited annually, at the Trust's expense, by independent auditors designated by the Sponsor, unless the Sponsor determines that such an audit would not be in the best interest of the Unitholders of such Trust. The accountants' report will be furnished by the Trustee to any Unitholder of such Trust upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unitholder of a Trust a statement, covering the calendar year, setting forth for the applicable Trust:

A. As to the Interest Account:

   1. The amount of interest received on the Securities (and for Tax-Exempt Portfolios, the percentage of such amount by states and territories in which the issuers of such Securities are located);

   2. The amount paid from the Interest Account representing accrued interest of any Units redeemed;

   3. The deductions from the Interest Account for applicable taxes, if any, fees and expenses (including auditing fees) of the Trustee, the Sponsor, the Evaluator, and, if any, of bond counsel;

   4. Any amounts credited by the Trustee to the Reserve Account described under "General Information- Expenses of the Trusts";

   5. The net amount remaining after such payments and deductions, expressed both as a total dollar amount and a dollar amount per Unit outstanding on the last business day of such calendar year; and

B. As to the Principal Account:

   1. The dates of the maturity, liquidation or redemption of any of the Securities and the net proceeds received therefrom excluding any portion credited to the Interest Account;

   2. The amount paid from the Principal Account representing the principal of any Units redeemed;

   3. The deductions from the Principal Account for payment of applicable taxes, if any, fees and expenses (including auditing fees) of the Trustee, the Sponsor, the Evaluator, and, if any, of bond counsel;

   4. The amount of when-issued interest treated as a return of capital, if any;

   5. Any amounts credited by the Trustee to the Reserve Account described under "General Information- Expenses of the Trusts";

   6. The net amount remaining after distributions of principal and deductions, expressed both as a dollar amount and as a dollar amount per Unit outstanding on the last business day of the calendar year; and

C. The following information:

   1. A list of the Securities as of the last business day of such calendar year;

   2. The number of Units outstanding on the last business day of such calendar year;

   3. The Redemption Price based on the last evaluation made during such calendar year;

   4. The amount actually distributed during such calendar year from the Interest and Principal Accounts (and Capital Gains Account, if applicable) separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for each such distribution.

Rights of Unitholders. A Unitholder may at any time tender Units to the Trustee for redemption. The death or incapacity of any Unitholder will not operate to terminate a Trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a Trust.

No Unitholder shall have the right to control the operation and management of any Trust in any manner, except to vote with respect to the amendment of the Trust Agreements or termination of any Trust.

INVESTMENT SUPERVISION

The Sponsor may not alter the portfolios of the Trusts by the purchase, sale or substitution of Securities, except in the special circumstances noted below and as indicated earlier under "General Information- Trust Information" regarding the substitution of Replacement Securities for any Failed Securities. Thus, with the exception of the redemption or maturity of Securities in accordance with their terms, the assets of the Trusts will remain unchanged under normal circumstances.

The Sponsor may direct the Trustee to dispose of Securities the value of which has been affected by certain adverse events including institution of certain legal proceedings or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the Sponsor the retention of such Securities in a Trust would be detrimental to the interest of the Unitholders. The proceeds from any such sales, exclusive of any portion which represents accrued interest, will be credited to the Principal Account of such Trust for distribution to the Unitholders.

The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of Securities to issue new obligations in exchange or substitution for any of such Securities pursuant to a refunding financing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Securities or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Securities in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder, identifying the Securities eliminated and the Securities substituted therefor.

The Trustee may sell Securities, designated by the Sponsor, from a Trust for the purpose of redeeming Units of such Trust tendered for redemption and the payment of expenses.

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
ADMINISTRATION OF THE TRUSTS

The Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any Trust. For information relating to the responsibilities of the Trustee under the Trust Agreements, reference is made to the material set forth under "General Information-Unitholders."

In accordance with the Trust Agreements, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of Units held by, every Unitholder of each Trust. Such books and records shall be open to inspection by any Unitholder of such Trust at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreements on file in its office available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the Securities held in each Trust. Pursuant to the Trust Agreements, the Trustee may employ one or more agents for the purpose of custody and safeguarding of Securities comprising the Trusts.

Under the Trust Agreements, the Trustee or any successor trustee may resign and be discharged of its duties created by the Trust Agreements by executing an instrument in writing and filing the same with the Sponsor.

The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreements. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee shall be a corporation organized under the laws of the United States, or any state thereof, which is authorized under such laws to exercise trust powers. The Trustee shall have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The Evaluator. Ranson & Associates, Inc., the Sponsor, also serves as Evaluator. The Evaluator may resign or be removed by the Trustee in which event the Trustee is to use its best efforts to appoint a satisfactory successor.
Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the Trustee to each Unitholder. At the present time, pursuant to a contract with the Evaluator, Muller Data Corporation, a non-affiliated firm regularly engaged in the business of evaluating, quoting or appraising comparable securities, provides, for both the initial offering period and secondary market transactions, portfolio evaluations of the Securities in the Trusts which are then reviewed by the Evaluator. In the event the Sponsor is unable to obtain current evaluations from Muller Data Corporation, it may make its own evaluations or it may utilize the services of any other non-affiliated evaluator or evaluators it deems appropriate.

Amendment and Termination. The Trust Agreements may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the Unitholders. The Trust Agreements with respect to the Trusts may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of Units representing 66 2/3% of the Units then outstanding of such Trust, provided that no such amendment or waiver will reduce the interest of any Unitholder thereof without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders of such Trust. In no event shall any Trust Agreement be amended to increase the number of Units of a Trust issuable thereunder or to permit, except in accordance with the provisions of such Trust Agreement, the acquisition of any Securities in addition to or in substitution for those initially deposited in a Trust. The Trustee shall promptly notify Unitholders of the substance of any such amendment.

The Trust Agreements provide that the Trusts shall terminate upon the maturity, redemption or other disposition of the last of the Securities held in a Trust. If the value of a Trust shall be less than the applicable minimum value stated under "Essential Information," the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. A Trust may be terminated at any time by the holders of Units representing 66 2/3% of the Units thereof then outstanding. In the event of termination of a Trust, written notice thereof will be sent by the Trustee to all Unitholders of such Trust. Within a reasonable period after termination, the Trustee will sell any Securities remaining in such Trust and, after paying all expenses and charges incurred by the Trust, will distribute to Unitholders thereof (upon surrender for cancellation of certificates for Units, if issued) their pro rata share of the balances remaining in the Interest and Principal Accounts (and Capital Gains Account, if applicable) of such Trust.

Limitations on Liability. The Sponsor: The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreements, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreements or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.

The Trustee: The Trust Agreements provide that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of monies, Securities or certificates except by reason of its own negligence, bad faith or willful misconduct, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Trust Agreements contain other customary provisions limiting the liability of the Trustee.

The Evaluator: The Trustee and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreements provide that the determinations made by the

Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or Unitholders for errors in judgment, but shall be liable only for its gross negligence, lack of good faith or willful misconduct.

EXPENSES OF THE TRUSTS

The Sponsor will charge the Trusts a surveillance fee for services performed for the Trusts in an amount not to exceed that amount set forth in "Essential Information" but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the Sponsor for providing such services. Such fee shall be based on the total number of Units of the related Trust outstanding as of the January Record Date for any annual period. The Sponsor will receive a portion of the sales commissions paid in connection with the purchase of Units and will share in profits, if any, related to the deposit of Securities in the Trusts.

The Trustee receives for its services fees set forth under "Essential Information." The Trustee fee which is calculated monthly is based on the largest aggregate principal amount of Securities in a Trust at any time during the period. In no event shall the Trustee be paid less than $2,000 per Trust in any one year. Funds that are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal trust procedures; however, the Trustee is also authorized by the Trust Agreements to make from time to time certain non-interest bearing advances to the Trusts. During the first year the Trustee has agreed to lower its fees and absorb expenses by the amount set forth under "Essential Information." The Trustee's fee will not be increased in future years in order to make up this reduction in the Trustee's fee. The Trustee's fee is payable on or before each Distribution Date.

For evaluation of Securities in each Trust, the Evaluator shall receive a fee, payable monthly, calculated on the basis of that annual rate set forth under "Essential Information," based upon the largest aggregate principal amount of Securities in such Trust at any time during such monthly period.

The Trustee's and Evaluator's fees are deducted first from the Interest Account of a Trust to the extent funds are available and then from the Principal Account. Such fees may be increased without approval of Unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index entitled "All Services Less Rent of Shelter," published by the United States Department of Labor, or any equivalent index substituted therefor. In addition, the Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions).

Expenses incurred in the establishing of each Trust, including the cost of the initial preparation of documents relating to such Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by such Trust and it is intended that such expenses be amortized over a five year period or the life of the Trust if less than five years. The following additional charges are or may be incurred by the Trusts: (a) fees for the Trustee's extraordinary services; (b) expenses of the Trustee (including legal and auditing expenses and insurance costs for Insured Trust Funds, but not including any fees and expenses charged by any agent for custody and safeguarding of Securities) and of bond counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the Trustee to protect a Trust or the rights and interests of the Unitholders; (e) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of a Trust not resulting from gross negligence, bad faith or willful misconduct on its part;
(f) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct; and (g) expenditures incurred in contacting Unitholders upon termination of the Trusts. The fees and expenses set forth herein are payable out of the appropriate Trust and, when owing to the Trustee, are secured by a lien on such Trust. Fees or charges relating to a Trust shall be allocated to each Trust in the same ratio as the principal amount of such Trust bears to the total principal amount of all Trusts. Fees or charges relating solely to a particular Trust shall be charged only to such Trust. Your Trust may pay the expenses of updating its registration statement each year. Unit investment trust sponsors have historically paid these expenses.

Fees and expenses of the Trusts shall be deducted from the Interest Account thereof, or, to the extent funds are not available in such Account, from the Principal Accounts. The Trustee may withdraw from the Principal Account or the interest Account of any Trust such amounts, if any, as it deems necessary to establish a reserve for any taxes or other governmental charges or other extraordinary expenses payable out of the Trust. Amounts so withdrawn shall be credited to a separate account maintained for a Trust known as the Reserve Account and shall not be considered a part of the Trust when determining the value of the Units until such time as the Trustee shall return all or any part of such amounts to the appropriate account.

THE SPONSOR

Ranson & Associates, Inc., the Sponsor of the Trusts, is an investment banking firm created in 1995 by a number of former owners and employees of Ranson Capital Corporation. On November 26, 1996, Ranson & Associates, Inc. purchased all existing unit investment trusts sponsored by EVEREN Securities, Inc. Accordingly, Ranson & Associates Inc. is the successor sponsor to unit investments trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Ranson & Associates, Inc. is also the sponsor and successor sponsor of Series of The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. Ranson & Associates, Inc. is the successor to a series of companies, the first of which was originally organized in Kansas in 1935. During its history, Ranson & Associates, Inc. and its predecessors have been active in public and corporate finance and have sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Ranson & Associates, Inc., which is a member of the National Association of Securities Dealers, Inc., is the Sponsor to each of the above-named unit investment trusts and serves as the financial advisor and as an underwriter for issuers in the Midwest and Southwest, especially in Kansas, Missouri and Texas. The Sponsor's offices are located at 250 North Rock Road, Suite 150, Wichita, Kansas 67206-2241.

If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreements or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreements and liquidate the Trusts as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreements.

The foregoing financial information with regard to the Sponsor relates to the Sponsor only and not to these Trusts. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations with respect to the Trusts. More comprehensive financial information can be obtained upon request from the Sponsor.

LEGAL OPINIONS

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor.

INDEPENDENT AUDITORS

The Statements of financial condition, including the Trust portfolios, of the Trusts at the Initial Date of Deposit, appearing in this Prospectus and Registration Statement have been audited by Allen, Gibbs & Houlik, L.C., independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                         PAGE
                                         ----
Essential Information                      2
The Trust Funds                            5
The GNMA Portfolio                         7
The U.S. Treasury Portfolio               15
Report of Independent Auditors            22
Statements of Financial Condition         23
General Information                       24
 Risk Factors                             24
 Public Offering of Units                 25
 Trust Information                        31
 Retirement Plans                         34
 Distribution Reinvestment                35
 Interest, Estimated Long-Term Return
    and Estimated Current Return          35
 Market for Units                         36
 Redemption                               36
 Unitholders                              38
 Investment Supervision                   42
 Administration of the Trusts             43
 Expenses of the Trusts                   45
 The Sponsor                              46
 Legal Opinions                           47
 Independent Auditors                     47

--------------------

       RANSON

        UNIT

     INVESTMENT

       TRUSTS

--------------------










                            ------------------------
                            PROSPECTUS JUNE 23, 1999
                            ------------------------

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

     The facing sheet
     The Prospectus
     The Signatures
     The following exhibits.

1.1(a).   Trust Agreement applicable to GNMA Portfolio, Series 12.

1.1(b).   Trust Agreement applicable to U.S. Treasury Portfolio, Series 21.

1.1.1. Standard Terms and Conditions of Trust applicable to GNMA Portfolio, Series 12 and U.S. Treasury Portflio, Series 21. Reference is made to
          Exhibit 1.1.1 to EVEREN Unit Investment Trusts, Series 47 (File No. 333-03141) as filed on May 8, 1996.

2.1. Form of Certificate of Ownership (pages three and four of the Standard Terms and Conditions of Trust included as Exhibit 1.1.1).

3.1. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus.

3.2. Opinion of counsel to the Sponsor as to the tax status of the securities being registered.

4.1.      Consent of Independent Auditors.

4.2.      Consent of Independent Evaluator.

                                   SIGNATURES

     The Registrant, Ranson Unit Investment Trusts, Series 83, hereby identifies Ranson Unit Investment Trusts, Series 53, Kemper Defined Funds, Series 9, Kemper Defined Funds, Series 45, Kemper Defined Funds Insured National Series 1, Kemper Insured Corporate Trust, Series 1, Kemper Tax-Exempt Insured Income Trust, Multi-State Series 19, and Kemper Government Securities Trust, Series 39 (GNMA Portfolio), Series 40 (GNMA Portfolio) and Series 41 (U.S. Treasury Portfolio) for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ranson Unit Investment Trusts, Series 83 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wichita, and State of Kansas, on the 23rd day of June, 1999.


                                  RANSON UNIT INVESTMENT TRUSTS, SERIES 83,
                                      Registrant


                                  By:  RANSON & ASSOCIATES, INC.,
                                      Depositor


                                  By:           ALEX R. MEITZNER
                                      ---------------------------------------
                                                Alex R. Meitzner

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below on June 23, 1999 by the following persons, who constitute a majority of the Board of Directors of Ranson & Associates, Inc.


     SIGNATURE                     TITLE
----------------------      -----------------------
DOUGLAS K. ROGERS           Executive Vice           )
----------------------       President and Director  )
Douglas K. Rogers

ALEX R. MEITZNER            Chairman of the Board    )
----------------------       of Directors            )
Alex R. Meitzner

ROBIN K. PINKERTON          President, Secretary,    )
----------------------       Treasurer and Director  )     ALEX R. MEITZNER
Robin K. Pinkerton                                     -----------------------
                                                           Alex R. Meitzner

-------------------------------------------------------------------------------
An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of The Kansas Tax-Exempt Trust, Series 51 (File No. 33-46376) and Series 52 (File No. 33-47687) and the same are hereby incorporated herein by this reference.


                                      S-2